Exhibit 99.1

Santiago, March 15, 2023

Mrs.

Solange Berstein Jáuregui

President

Financial Markets Commission

Present

Ref.	Communication of Material Fact.

Mrs President,

In compliance with the provisions of article 9 and subsection 2 of article 10 of Law No. 18,045, on the Securities Market, and General Rule No. 30 of the Commission for the Financial Market (hereinafter , the “CMF”) modified by General Rule No. 486 of August 31, 2022, duly empowered to that effect, hereby report as a Material Fact regarding Banco Santander-Chile (hereinafter, the “Bank”) with the purpose of disclosing in a truthful, sufficient and timely manner the essential facts and information related to the Bank, its businesses and the securities issued by it that are subject to public offering, the following:

As of today, March 15, 2023, the dematerialized and bearer bonds were placed by the Bank in the local market, charged to the line registered in the Securities Registry of the CMF under the number 20220013 dated November 15, 2022. The specific conditions of the aforementioned placement were as follows:

- Bond BSTDA30922 of the Series AA-3, for a total amount of 85,250,000,000 CLP, maturing on September 1, 2030. The average placement rate of the securities was 6.22%.

Sincerely,

Emiliano Muratore

CFO

C.c:

- Stock Exchange

- Chilean Electronic Exchange

- Banco de Chile / Representative of the bond holders